UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. __)*
THE SECURITIES EXCHANGE ACT OF 1934

International Seaways, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

Y41053102
(CUSIP Number)

Navig8 Risk Management Pte. Ltd.
5 Shenton Way
#20-04, UIC Building,
Singapore 068808
Attn: Risk Management and Derivatives Trading
+65 6622 0088

with a copy to:
Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
+1 (212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
Navig8 Risk Management Pte. Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,510,498

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,510,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,510,498

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.12%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS
Navig8 Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,510,498

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,510,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,510,498

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.12%

14.	TYPE OF REPORTING PERSON

HC

1.	NAME OF REPORTING PERSONS
Gary Paul Brocklesby

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,510,498

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,510,498

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,510,498

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.12%

14.	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, no par value per share (the “Common Stock”), of International Seaways, Inc. (the “Issuer”). The principal executive office of the Issuer is 600 Third Avenue, 39th Floor, New York, New York 10016.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of (i) Navig8 Risk Management Pte. Ltd, a Singapore company (“Navig8 Risk Management”); (ii) Navig8 Limited, a Bermuda company; and (iii) Mr. Gary Paul Brocklesby, a British citizen (“Mr. Brocklesby” and together with Navig8 Risk Management and Navig8 Limited, collectively, the “Reporting Persons”).
Navig8 Risk Management owns 2,510,498 shares of the Issuer’s Common Stock.  Navig8 Limited is the sole indirect shareholder of Navig8 Risk Management and Mr. Brocklesby may be deemed to beneficially own the shares of Common Stock reported herein through his control of Navig8 Limited and Navig8 Risk Management.

(a., b., c. and f.)

 (i) The address of Navig8 Risk Management’s principal place of business is 5 Shenton Way, #20-04, UIC Building, Singapore 068808. The principal business of Navig8 Risk Management is acting as a private limited company and indirect wholly-owned subsidiary of Navig8 Limited (collectively, “Navig8 Group”). The name, citizenship, present principal occupation of Navig8 Risk Management’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

Name	Principal Occupation and Employment	Principal Business Address and Citizenship
Philip Stone	Finance Director Navig8 Group Employer: Navig8 Asia Pte. Ltd.	Mr. Stone’s principal business address is 5 Shenton Way 20-04 UIC Building, Singapore 068808. Mr. Stone is a British citizen.
Robert Maye	Head of Information Technology Navig8 Group Employer: Navig8 Risk Management Pte. Ltd.	Mr. Maye’s principal business address is 5 Shenton Way 20-04 UIC Building, Singapore 068808. Mr. Maye is a British citizen.

(ii) The address of Navig8 Limited’s principal place of business is c/o Cohort Limited, Sofia House, 3/Fl 48 Church Street, Hamilton, HM 12, Bermuda. The principal business of Navig8 Limited is acting as a private limited company and parent company of the corporate group that includes Navig8 Risk Management. The name, citizenship, present principal occupation of Navig8 Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

Name	Principal Occupation and Employment	Principal Business Address and Citizenship
Gary Paul Brocklesby	Chairman Navig8 Group Employer: Navig8 DMCC	Mr. Brocklesby’s principal business address is Office 2202-2205, Platinum Tower, Cluster I Jumeirah, Lake Towers, Dubai United Arab Emirates. Mr. Brocklesby is a British citizen.
Nicolas Busch	Chief Executive Officer Navig8 Group Employer: Navig8 Europe Ltd.	Mr. Busch’s principal business address is 6th Floor, The Zig Zag Building, 70, Victoria Street, London, England, SW1E 6SQ. Mr. Busch is a citizen of Germany.
Philip Stone	Finance Director Navig8 Group Employer: Navig8 Asia Pte. Ltd.	Mr. Stone’s principal business address is 5 Shenton Way 20-04 UIC Building, Singapore 068808. Mr. Stone is a British citizen.
Jason Peter Klopfer	Commercial Director Navig8 Group Employer: Navig8 America LLC	Mr. Klopfer’s principal business address is 230 Park Avenue Fourth Floor, Suite 435, New York, NY 10169, USA. Mr. Klopfer is a citizen of the United States.
Garth Lorimer Turner	Director Navig8 Group Employer: N/A	Mr. Turner is a British citizen.

(iii) Mr. Brocklesby is an indirect stockholder of Navig8 Limited, being the settlor and beneficiary of a revocable trust that holds shares in Navig8 Limited.  Mr. Brocklesby has the power to exercise investment control over the shares of Common Stock held by the revocable trust. Mr. Brocklesby is a British citizen.  Mr. Brocklesby’s principal place of business is c/o Navig8 DMCC, Office 2202-2205, Platinum Tower, Cluster I Jumeirah, Lake Towers, Dubai, United Arab Emirates.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchases of 2,510,498 shares of Common Stock of the Issuer that may be deemed to be owned by Navig8 Risk Management amounted to $77,914,622.17, representing the working capital of the corporate group composed of Navig8 Limited and its direct and indirect subsidiaries, including Navig8 Risk Management, and leverage under Navig8 Risk Management’s prime brokerage account. This account, including the 2,510,498 shares of Common Stock of the Issuer, are subject to customary pledges in favor of the prime broker.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired shares of Common Stock for investment purposes. The Reporting Persons evaluate their investment in the shares of Common Stock on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Representatives of the Reporting Persons reserve the right to engage in discussions from time to time with the Board of Directors and management of the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, control, extraordinary transactions, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons and their representatives reserve the right to join together with others to engage the Issuer, other shareholders of the Issuer, consultants, financial advisors and other relevant parties in discussions and negotiations relating to, and may enter into certain agreements and take certain actions in connection with, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of shares of Common Stock it may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
According to the Issuer’s report on Form 8-K which was filed with the U.S. Securities and Exchange Commission on August 22, 2022, there were 49,007,992 shares of Common Stock issued and outstanding after 687,740 shares of Common Stock were repurchased and retired by the Issuer.  The Reporting Persons report beneficial ownership of the following Shares of Common Stock:

Navig8 Risk Management may be deemed to be the owner of 2,510,498 Shares of Common Stock, constituting 5.12% of the shares of Common Stock outstanding. Navig8 Risk Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 2,510,498 Shares of Common Stock. Navig8 Risk Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 2,510,498 shares of Common Stock.

Navig8 Limited, through Navig8 Risk Management, may be deemed to be the beneficial owner of 2,510,498 shares of Common Stock, constituting 5.12% of the shares of Common Stock outstanding. Navig8 Limited has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 2,510,498 shares of Common Stock. Navig8 Limited has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 2,510,498 shares of Common Stock.

Mr. Brocklesby, through Navig8 Limited and Navig8 Risk Management, may be deemed to be the beneficial owner of 2,510,498 shares of Common Stock, constituting 5.12% of shares of Common Stock outstanding.  Mr. Brocklesby has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 2,510,498 shares of Common Stock.  Mr. Brocklesby has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 2,510,498 shares of Common Stock.

(c)	To the best of the Reporting Persons’ knowledge, all transactions in the shares of Common Stock by the Reporting Persons during the past 60 days are set forth on Schedule 1 to this Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Customary pledges exist over the prime brokerage account of Navig8 Risk Management, including the 2,510,498 shares of Common Stock. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Schedule 1 – Information with Respect to Transactions Effected

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 13, 2022
NAVIG8 RISK MANAGEMENT PTE. LTD.

	By:	/s/ Phillip Stone
	Name:	Phillip Stone
	Title:	Director

NAVIG8 LIMITED

By:	/s/ Phillip Stone
Name:	Phillip Stone
Title:	Director

GARY PAUL BROCKLESBY

By:	/s/ Gary Paul Brocklesby
Name:	Gary Paul Brocklesby

Exhibit A
JOINT FILING AGREEMENT
Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the shares of Common Stock of the Issuer.
Date: October 13, 2022
NAVIG8 RISK MANAGEMENT PTE. LTD.

	By:	/s/ Phillip Stone
	Name:	Phillip Stone
	Title:	Director

NAVIG8 LIMITED

By:	/s/ Phillip Stone
Name:	Phillip Stone
Title:	Director

GARY PAUL BROCKLESBY

By:	/s/ Gary Paul Brocklesby
Name:	Gary Paul Brocklesby

Schedule 1
Transactions Effected in the Past 60 Days

The following transactions in the shares of Common Stock were effected by Navig8 Risk Management Pte. Ltd.  in the past sixty (60) days:

Date	Amount of shares of Common Stock Bought/(Sold)	Approx. Price ($) per share of Common Stock
8/4/2022	130,000	24.4285
8/5/2022	10,000	24.6000
8/8/2022	12,574	25.4958
8/12/2022	31,447	28.4793
8/15/2022	44,163	28.5816
8/16/2022	33,387	28.8652
8/17/2022	35,449	29.6435
8/18/2022	35,378	30.0325
8/19/2022	18,767	29.7970
8/22/2022	28,704	30.0692
8/23/2022	23,145	30.0208
8/24/2022	28,777	30.1085
8/25/2022	74,003	29.8803
8/26/2022	23,496	29.7298
8/29/2022	37,576	30.7684
8/30/2022	34,000	29.3718
8/31/2022	30,000	29.5399
9/1/2022	54,959	28.8638
9/2/2022	40,000	30.2396
9/6/2022	30,000	31.9865
9/7/2022	23,340	30.7881
9/8/2022	18,913	31.7283
9/9/2022	44,083	32.4873
9/12/2022	48,000	32.4747
9/13/2022	63,213	32.5418
9/14/2022	110,522	33.5699
9/15/2022	75,000	33.6888
9/16/2022	110,000	33.3169
9/19/2022	135,000	35.6277
9/20/2022	70,000	35.8698
9/21/2022	40,000	35.5753
9/22/2022	50,000	35.3545
9/23/2022	124,000	33.4397
9/26/2022	83,000	34.2290
9/27/2022	55,000	34.8794
9/28/2022	50,000	34.5880
9/29/2022	85,000	34.5936
9/30/2022	125,000	35.0891
10/3/2022	70,000	35.2222